MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2006 and September 30, 2005 and the three-month period ended June 30, 2006.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization and, before other non-operating income and expenses. EBITDA, as defined, equates to operating earnings (loss) plus amortization. As Canadian Generally Accepted Accounting Principles (“GAAP”) do not define a method of calculating EBITDA, the measure as calculated by Catalyst Paper Corporation (the “Company”) might not be comparable to similarly-titled measures reported by other entities. EBITDA is presented because the Company believes it is a useful indicator of a company’s operating performance and subsequently, a company’s ability to meet debt service and capital expenditure requirements. EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity. Refer to the “Non-GAAP Measures” section for a reconciliation of this non-GAAP measure to net earnings (loss).

In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes and the term “tonne” or the symbol “MT” refers to a metric tonne.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at October 26, 2006, which is the date of filing in conjunction with the Company’s press release announcing its results for the third quarter of 2006. Disclosure contained in this document is current to that date, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements. Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof. These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances. Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them. A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including the general economic conditions in the U.S., Canada and internationally, market conditions and demand for the Company’s products, the outlook for inventories, production and pricing, the Company’s ability to successfully obtain performance improvements and cost savings, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, the Company’s ability to obtain financing and other factors beyond the Company’s control. Additional information concerning these and other factors can be found in section 12 of this MD&A under the heading "Risks and Uncertainties". The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

1.0 CORPORATE OVERVIEW AND HIGHLIGHTS

1.1 Third Quarter Overview

A solid operational performance and steady U.S. economic growth paved the way for the Company to deliver a stronger financial performance in the third quarter; however, the strengthening Canadian dollar continued to negatively impact the Company’s results. The Company continued to achieve its performance improvement objectives. Pulp markets were strong and pulp prices hit a six-year high. The paper markets were generally in balance during the quarter, which helped support improved pricing for most of the Company’s products.

Market conditions for specialty paper products continued to be mixed in the third quarter. Coated mechanical demand increased during the quarter for the first time since the second quarter of 2005. As a result, although prices fell early in the quarter, they stabilized by the end of the quarter. Uncoated mechanical demand remained stable for most grades. The previously announced July 1 US$40 per ton increase on the Company’s soft-calendered (“SC”) grades was partially implemented in the third quarter. Directory paper demand remained solid in the quarter.

While newsprint prices moved up slightly in the current quarter, reflecting the US$25 per tonne increase that was implemented during the second quarter, consumption and demand in the U.S. continued to trend downwards in the third quarter.

Pulp demand in the third quarter remained strong, and Northern Bleached Softwood Kraft (“NBSK”) supply continued to decline in response to the previously announced closure of several uncompetitive North American mills. As a result, pulp prices continued to climb through the quarter, with prices in Asia and Europe reaching their highest level in six years. Demand for kraft paper was solid and pricing was firm in the quarter.

The Company’s $70 million performance improvement program remained on track. Approximately $20 million in EBITDA improvements were realized in the quarter, increasing the year-to-date improvements to $52 million.

During the quarter, the Company announced the temporary idling of its Port Alberni groundwood pulp mill effective September 30, 2006, replacing higher-cost groundwood pulp with recycled fibre. The Port Alberni groundwood pulp mill and ancillary assets that are impacted by this temporary idling have a net book value of approximately $1 million. However, due to the temporary nature of this closure there were no accounting implications in the current quarter.

1.2 Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2006				2005
	Q1 [1]	Q2	Q3	YTD	Q1 [1]	Q2 [1]	Q3 [1]	Q4 [1]	Total [1]
Sales	$456.3	$469.6	$486.0	$1,411.9	$462.7	$439.0	$450.3	$471.9	$1,823.9
EBITDA [2]	47.3	52.4	62.8	162.5	33.6	25.4	47.9	48.3	155.2
EBITDA margin [2,3]	10.4%	11.2%	12.9%	11.5%	7.3%	5.8%	10.6%	10.2%	8.5%
Operating earnings (loss)	(15.9)	6.1	17.0	7.2	(10.7)	(19.5)	2.8	2.3	(25.1)
Net earnings (loss)	(23.6)	42.4	2.5	21.3	(21.8)	(30.0)	34.2	(8.0)	(25.6)
Net earnings (loss) per share (in dollars) - basic and diluted	$(0.11)	$0.20	$0.01	$0.10	$(0.10)	$(0.14)	$0.16	$(0.04)	$(0.12)
Sales (000 tonnes)
Specialty papers	235.1	237.8	264.6	737.5	238.0	219.9	235.0	250.0	942.9
Newsprint	181.1	178.4	169.5	529.0	180.7	169.2	169.9	187.3	707.1
Total paper	416.2	416.2	434.1	1,266.5	418.7	389.1	404.9	437.3	1,650.0
Pulp	153.4	171.4	155.9	480.7	150.6	150.3	157.7	144.4	603.0
Total sales	569.6	587.6	590.0	1,747.2	569.3	539.4	562.6	581.7	2,253.0
Production (000 tonnes)
Specialty papers	235.7	244.2	254.8	734.7	237.5	228.6	242.3	240.9	949.3
Newsprint	183.9	179.6	170.0	533.5	176.7	167.4	167.9	187.5	699.5
Total paper	419.6	423.8	424.8	1,268.2	414.2	396.0	410.2	428.4	1,648.8
Pulp	153.1	155.6	162.8	471.5	142.3	141.4	157.1	150.1	590.9
Total production	572.7	579.4	587.6	1,739.7	556.5	537.4	567.3	578.5	2,239.7

Average spot foreign exchange rate C$/US$ [4]	1.155	1.121	1.121	1.133	1.227	1.244	1.201	1.173	1.212
Period-end spot foreign exchange rate C$/US$ [5]	1.167	1.115	1.115	1.115	1.210	1.226	1.161	1.166	1.166
Effective foreign exchange rate C$/US$ [6]	1.172	1.147	1.129	1.149	1.265	1.267	1.221	1.206	1.239
Common shares (millions)
At period-end	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6
Weighted average	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6

[1]	Effective January 1, 2006, the Company reclassified kraft paper out of its specialty paper segment into its pulp segment. Prior period comparatives have been reclassified to reflect this change.
[2]	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
[3]	EBITDA margin is defined as EBITDA as a percentage of sales.
[4]	Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.
[5]	Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.
[6]	Effective foreign exchange rate represents a blended rate which takes account of the applicable spot rates and the Company’s revenue hedging program in the period.

1.3  Overview of the Business

The Company is the fourth largest North American based producer of newsprint and uncoated mechanical groundwood specialty papers, measured by production capacity. It is also the largest producer of coated and uncoated specialty papers and newsprint, and the only producer of lightweight coated paper, on the west coast of North America. The Company is the largest producer of directory paper in the world by capacity, and operates the largest paper recycling operation in Western Canada. It also has a significant presence in most major international markets, serving customers in countries around the world.

The Company’s business includes printing papers and market pulp, operating in the following three business segments:

Specialty papers
The specialty papers segment consists of SC and machine finished (“MF”) hi-brite uncoated, lightweight coated (“LWC”) and directory paper grades. These groundwood specialty paper grades are manufactured on nine1 paper machines at Crofton, Elk Falls, Port Alberni and Powell River, in British Columbia. The specialty papers business segment has a total production capacity of 1,004,000 tonnes.

Specialty papers are the Company’s largest business segment, representing approximately 50% of consolidated sales revenue for the first nine months of 2006. The Company’s customer base consists primarily of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers. Specialty paper products are sold primarily through the Company’s sales and marketing personnel in North America, and through distributors and agents in other geographic markets. In the nine months ended September 30, 2006, approximately 94% of specialty paper sales volumes were made to customers in North America. Specialty paper is shipped by a combination of ship, barge, rail and truck.

Newsprint
Newsprint is currently produced on five1 paper machines at Crofton, Elk Falls and Powell River. The segment has a total annual production capacity of 701,000 tonnes. During the first quarter of 2006, the Company permanently closed its Port Alberni No. 3 (“A3”) paper machine, which was indefinitely idled in February 2005.

Newsprint sales represented approximately 27% of consolidated sales revenue for the first nine months of 2006. The newsprint customer base consists primarily of newsprint publishers located in Western and Central North America and Asia. In the nine months ended September 30, 2006, approximately 85% of newsprint sales volumes were to customers in North America and Asia. Newsprint is shipped by deep-sea vessel, and by a combination of ship, barge, rail and truck for inland destinations.

[1]	The Company has 11 paper machines. The number of machines noted in the segments above reflects the ability of the Company’s machines to switch between newsprint and specialty paper grades.

Pulp
The pulp segment is comprised of sawdust-based pulp and kraft paper, manufactured at the Elk Falls mill, and NBSK pulp, manufactured at the Crofton mill. The segment has a total production capacity of 646,000 tonnes.

Pulp and kraft paper sales represented approximately 23% of consolidated sales revenue for the first nine months of 2006. The pulp customer base includes producers of tissue, magazine papers, woodfree printing and writing papers, and certain specialty paper products located primarily in Asia and Europe. The kraft paper customer base consists primarily of corrugated box manufacturers. Pulp and kraft paper products are sold primarily through sales and marketing personnel in Canada and Japan, and through a network of agents in locations throughout the world. In the nine months ended September 30, 2006, approximately 70% of pulp and kraft paper sales volumes were made to customers in Europe, Asia and Australasia. The Crofton and Elk Falls pulp mills are located on tidewater and have deep-sea vessel loading facilities. Pulp and kraft paper are shipped by both break-bulk on deep-sea vessels and container shipment.

The Company also operates the largest paper recycling operation in Western Canada, in support of its business segments. This facility has a production capacity of 148,000 air-dried equivalent tonnes of pulp per year, the majority of which is consumed internally.

The chart below illustrates the Company’s principal paper and pulp products, applications and annual 2006 capacity.

PRODUCT PROFILE
	Specialty paper grades				Newsprint	Pulp
Category	Uncoated papers		Coated paper	Directory	Newsprint	Kraft paper	Market pulp
	Soft-calendered	Machine-finished
Brand name	Electrasoft Electracal Electraprime	Electrabrite Electrastar	Electracote	Catalyst	Marathon	Silverliner Platinumliner Chromiumliner Bronzeliner	Elk Prime Crofton Kraft
Basis weight (g/m2)	36.6 - 52	45 - 66.5	44.4 - 63.6	28 - 40	43 - 48.8	127 - 270	n/a
Applications	Magazines, Supplements, Catalogues, Inserts, Flyers, Directories	Magazines, Supplements, Inserts, Flyers, Direct mail, PR and corporate communication books/manuals	Magazines, Catalogues, Inserts, Flyers, Direct mail	Telephone books, Airline schedules, Catalogues	Newspapers, Inserts, Flyers, Supplements, Directories, Timetables	Packaging applications	Tissue, Freesheet, Specialty paper, Whitetop linerboard
Capacity (tonnes)	466,000[2]		223,000	315,000[2]	701,000 [1,2]	137,000	509,000
% of total capacity	20%		9%	13%	30%	6%	22%

[1]
During the first quarter of 2006, the Company permanently closed its A3 paper machine, which was indefinitely idled in February 2005. The permanent closure has been assumed to be effective January 1, 2006, and, accordingly, 140,000 tonnes of previously idled newsprint capacity has been excluded from the above capacity.

[2]	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.

1.4 2006 Strategy Update

The Company’s long-term objective is to achieve higher, sustainable earnings and maximize cash flow by strengthening its position as a leading producer of value-added groundwood printing papers and related products.

The 2006 performance improvement program, the Company’s fifth consecutive annual program, delivered $20 million in realized savings during the third quarter of 2006, bringing the year-to-date improvements to $52 million. Improvements have been identified in the areas of productivity, product optimization and cost reduction. The 2006 performance improvement program is aimed at generating $70 million in year-over-year EBITDA improvements across all areas of the Company.

In the fourth quarter, the Company will begin the process of identifying opportunities and initiatives for its 2007 performance improvement program.

2006 Performance Improvement Program Initiatives
(All amounts are pre-tax and in millions of dollars)	2006 Achievement (YTD)	2006 Goal (Year)

Productivity improvements	$14	$24
Product optimization	12	9
Chemical usage	2	6
Energy usage	11	6
Fibre optimization	6	8
Freight optimization	1	4
Kraft usage	-	2
Other	6	11

Total performance improvement program	$52	$70

1.5	Consolidated Results of Operations

Three months ended September 30, 2006 compared to three months ended June 30, 2006

Sales
Sales for the current quarter of $486.0 million were up $16.4 million, or 3.5%, compared to $469.6 million in the previous quarter. The positive impact of higher average transaction prices for most of the Company’s products, particularly pulp, together with higher specialty grade sales volumes, more than offset the negative impact from a further strengthening of the Canadian dollar during the quarter.

EBITDA
EBITDA for the current quarter of $62.8 million was up $10.4 million, or 19.8%, from $52.4 million in the previous quarter. Higher product prices, further performance improvements, more operating days, and lower planned maintenance shutdown costs more than offset the adverse impact of the stronger Canadian dollar and higher general and administration expenses, which include approximately $3.4 million of Board of Directors advisory and other related costs resulting from a tender offer initiated by Third Avenue Management, LLC on August 11, 2006.

The following table summarizes the key changes in EBITDA from Q2, 2006 to Q3, 2006:

(In millions of dollars)
Q2, 2006 EBITDA	$52.4
Improved pulp prices	8.6
Improved paper prices	3.5
Impact of stronger Canadian dollar, net of hedging	(6.1)
Planned maintenance shutdown costs	1.4
Tender offer advisory and other related costs	(3.4)
Other, net	6.4
Q3, 2006 EBITDA	$62.8

Operating earnings (loss)
The Company recorded operating earnings of $17.0 million for the current quarter, compared to operating earnings of $6.1 million for the previous quarter. The $10.9 million increase was primarily related to the $10.4 million improvement in EBITDA noted above.

Net earnings (loss)
Net earnings for the current quarter were $2.5 million ($0.01 per common share) compared to net earnings of $42.4 million ($0.20 per common share) in the previous quarter. The current quarter included a $0.1 million (less than $0.01 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt, compared to a $26.2 million ($0.12 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt for the previous quarter. Net earnings for the current quarter also included a net $4.0 million ($0.02 per common share) favourable future income tax provision adjustment and $2.2 million ($0.01 per common share) of after-tax costs resulting from a tender offer initiated by Third Avenue Management, LLC. Net earnings for the prior quarter also included a $22.9 million ($0.11 per common share) release of future income taxes related to the reduction in the federal corporate income tax rate.

Net earnings before the abovementioned items for the current quarter were $0.6 million (less than $0.01 per common share) compared to a net loss before the abovementioned items of $6.7 million ($0.03 per common share) in the previous quarter.

Three months ended September 30, 2006 compared to three months ended September 30, 2005

Sales
Sales for the current quarter of $486.0 million were up $35.7 million, or 7.9%, from sales of $450.3 million in the same quarter last year. Improved average transaction prices for the Company’s pulp products and most paper grades, in addition to higher specialty sales volumes and a higher-value customer and grade mix, more than offset the negative impact of the stronger Canadian dollar.

EBITDA
EBITDA for the current quarter of $62.8 million was up $14.9 million, or 31.1%, from $47.9 million in the same quarter last year. The positive impact of higher paper and pulp prices, and further performance improvements, primarily reflecting productivity improvements and cost reductions, more than offset the stronger Canadian dollar.

The following table summarizes the key changes in EBITDA from Q3, 2005 to Q3, 2006:

(In millions of dollars)
Q3, 2005 EBITDA	$47.9
Improved pulp prices	23.1
Improved paper prices	14.9
Impact of stronger Canadian dollar, net of hedging	(30.7)
Improved productivity	9.2
Tender offer advisory and other related costs	(3.4)
Other, net	1.8
Q3, 2006 EBITDA	$62.8

Operating earnings (loss)
The Company recorded operating earnings of $17.0 million for the current quarter, compared to operating earnings of $2.8 million in the same quarter last year. The $14.2 million increase was primarily related to the $14.9 million improvement in EBITDA noted above.

Net earnings (loss)
Net earnings for the current quarter were $2.5 million ($0.01 per common share) compared to net earnings of $34.2 million ($0.16 per common share) for the same quarter last year. Net earnings for the current quarter included a $0.1 million (less than $0.01 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt, compared to an after-tax foreign exchange gain of $31.9 million ($0.15 per common share) for the same period last year. Net earnings for the current quarter also included a net $4.0 million ($0.02 per common share) favourable future income tax provision adjustment and $2.2 million ($0.01 per common share) of after-tax costs resulting from a tender offer initiated by Third Avenue Management, LLC. Net earnings for the same quarter last year also included a $14.2 million ($0.07 per common share) favourable future income tax adjustment related to a decrease in the provincial tax rate, which was effective July 1, 2005.

Net earnings before the abovementioned items for the current quarter were $0.6 million (less than $0.01 per common share) compared to a net loss of $11.9 million ($0.06 per common share) before the abovementioned items in the same quarter last year.

Nine months ended September 30, 2006 compared to nine months ended September 30, 2005

Sales
Sales in the current nine-month period totalled $1,411.9 million, up $59.9 million, or 4.4%, compared to $1,352.0 million in the same nine-month period last year. The positive impact on sales from productivity gains and higher average transaction prices for all pulp and paper products and further improvements in the Company’s mix of customers and grades, outweighed the negative impact of the stronger Canadian dollar.

EBITDA
EBITDA for the current period totalled $162.5 million, up $55.6 million, or 52.0%, from $106.9 million in the same period last year. The positive impact from higher sales volumes and prices, as well as further performance improvements, primarily reflecting productivity improvements, cost reductions, and lower planned maintenance shutdown costs more than offset the stronger Canadian dollar.

The following table summarizes the key changes in EBITDA from Q3 YTD, 2005 to Q3 YTD, 2006:

(In millions of dollars)
Q3 YTD, 2005 EBITDA	$106.9
Improved paper prices	60.8
Improved pulp prices	37.7
Impact of stronger Canadian dollar, net of hedging	(100.5)
Planned maintenance shutdown costs	13.7
Improved productivity	22.8
Tender offer advisory and other related costs	(3.4)
Other, primarily cost reductions offset by inflation	24.5
Q3 YTD, 2006 EBITDA	$162.5

Operating earnings (loss)
The Company recorded operating earnings of $7.2 million for the current period, compared to an operating loss of $27.4 million in the same period last year. The improvement was mainly related to the $55.6 million improvement in EBITDA noted above. The $17.6 million impairment loss related to the permanent closure of the A3 paper machine in Q1, 2006 partially offset this improvement.

Net earnings (loss)
Net earnings for the current period were $21.3 million ($0.10 per common share) compared to net loss of $17.6 million ($0.08 per common share) for the same period last year. Net earnings for the current period included a $26.0 million ($0.12 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt and a $11.6 million ($0.05 per common share) after-tax impairment loss. Net earnings for the current period also included a $22.9 million ($0.11 per common share) release of future income taxes related to the reduction in the federal corporate income tax rate, a net $4.0 million ($0.02 per common share) favourable future income tax provision adjustment, and $2.2 million ($0.01 per common share) of after-tax costs resulting from a tender offer initiated by Third Avenue Management, LLC. Net loss for the previous period included an after-tax foreign exchange gain of $22.8 million ($0.11 per common share) and a $14.2 million ($0.07 per common share) favourable future income tax adjustment related to a decrease in the provincial tax rate, which was effective July 1, 2005.

Net loss before the abovementioned items for the current period was $17.8 million ($0.09 per common share) compared to a net loss before the abovementioned items of $54.6 million ($0.26 per common share) in the previous period.

2.0 SEGMENTED RESULTS OF OPERATIONS

2.1 Specialty Papers

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2006				2005
	Q1 [1]	Q2	Q3	YTD	Q1 [1]	Q2 [1]	Q3 [1]	Q4 [1]	Total [1]
Sales	$220.8	$218.6	$245.0	$684.4	$226.1	$211.7	$223.9	$238.8	$900.5
EBITDA [2]	29.1	25.7	31.6	86.4	25.5	24.5	33.7	32.1	115.8
EBITDA margin [2,3]	13.2%	11.8%	12.9%	12.6%	11.3%	11.6%	15.1%	13.4%	12.9%
Operating earnings (loss)	6.6	2.8	6.9	16.3	2.5	2.1	10.9	9.3	24.8

Sales (000 tonnes)	235.1	237.8	264.6	737.5	238.0	219.9	235.0	250.0	942.9
Production (000 tonnes)	235.7	244.2	254.8	734.7	237.5	228.6	242.3	240.9	949.3

Average sales revenue per tonne	$939	$920	$926	$928	$950	$963	$953	$956	$955
Average cash costs per tonne [4]	815	811	806	811	843	852	809	827	832

SC-A paper, 35 lb. (US$/ton) [5]	780	785	800	788	745	770	780	780	769
LWC paper, No. 5, 40 lb. (US$/ton) [5]	875	852	820	848	790	837	880	880	846
Telephone directory paper, 22.1 lb. (US$/ton) [5]	715	720	725	720	675	675	675	675	675

[1]	Effective January 1, 2006, the Company reclassified kraft paper out of its specialty paper segment into its pulp segment. Prior period comparatives have been reclassified to reflect this change.
[2]	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
[3]	EBITDA margin is defined as EBITDA as a percentage of sales.
[4]	Average cash costs per tonne for these purposes consist of cost of sales and selling, general and administration (“SG&A”).
[5]	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

2.1.1	Segment Overview

Market conditions for specialty paper products continued to be mixed in the current quarter.

Coated mechanical demand year-over-year increased during the quarter for the first time since the second quarter of 2005, helping prices stabilize by the end of the quarter, after they had declined in the first two quarters of the year. Nevertheless, prices continued to fall during the quarter primarily due to historically high producer inventories. Year-to-date demand through September was down slightly due to slow growth in magazine and catalogue demand. The average LWC benchmark price for the current quarter was US$820 per ton, a US$32 per ton, or 3.8%, decrease from US$852 per ton recorded in the previous quarter. Compared to the same quarter a year ago, the average benchmark price was down US$60 per ton, or 6.8%.

Uncoated mechanical demand was up in the current quarter but was down 1.6% year-to-date through September. Demand for high gloss grades declined 5.7% due to slightly lower insert circulation and grade switching as a result of supply disruptions. Demand for MF grades remained steady and prices increased slightly during the quarter. The Company’s previously announced July 1 SC price increase of US$40 per ton was partially implemented in the third quarter. The third quarter average benchmark price for SC-A was US$800 per ton, a US$15 per ton, or 1.9%, increase over the previous quarter. Compared to the same quarter last year, the average benchmark price was up US$20 per ton, or 2.6%.

Demand for directory remained solid through the third quarter, in part due to the timing of Large Publisher books, as more were published in comparison to the same period last year, and an increase in the actual number of directories published. Directory contract prices for the year remained stable as did spot prices in the quarter. The average benchmark price for the current quarter was US$725 per ton, a US$5 per ton, or a 0.7% increase from the previous quarter. Compared to the same quarter a year ago, the average benchmark price was up US$50 per ton, or 7.4%.

Operational Performance

Three months ended September 30, 2006 compared to three months ended June 30, 2006

The specialty papers business recorded operating earnings of $6.9 million on sales of $245.0 million in the current quarter, compared to operating earnings of $2.8 million on sales of $218.6 million in the previous quarter. EBITDA for the current quarter was $31.6 million, a $5.9 million increase from $25.7 million recorded in the previous quarter.

Sales volume of 264,600 tonnes in the current quarter was 26,800 tonnes, or 11.3%, higher compared to the previous quarter as the Company shipped record-high coated and uncoated specialty sales volumes in the current quarter.

Average sales revenue in the current quarter of $926 per tonne increased $6 per tonne from the previous quarter as higher average uncoated specialty and directory transaction prices, a higher-value grade mix, and a favourable adjustment to allowance for doubtful accounts (see the “Critical Accounting Policies and Estimates” section for further details) more than offset the stronger Canadian dollar.

Average cash costs in the current quarter were $806 per tonne, a slight improvement compared to the previous quarter.

Three months ended September 30, 2006 compared to three months ended September 30, 2005

The specialty papers business recorded operating earnings of $6.9 million on sales of $245.0 million in the current quarter, compared to operating earnings of $10.9 million on sales of $223.9 million for the same quarter last year. EBITDA for the current quarter was $31.6 million, a $2.1 million decrease from $33.7 million recorded in the same quarter last year.

Sales volume of 264,600 tonnes in the current quarter was 29,600 tonnes, or 12.6%, higher than the 235,000 tonnes sold in the same quarter last year, largely reflecting the growth of the Company’s uncoated paper grades. This growth has been supported by a significant improvement in productivity.

Average sales revenue in the current quarter was $926 per tonne, a decrease of $27 per tonne from the same quarter last year, as the significantly stronger Canadian dollar and, to a lesser extent, weaker coated prices more than offset stronger prices for uncoated and directory grades, an improved customer and grade mix, and a favourable adjustment to allowance for doubtful accounts.

Average cash costs of $806 per tonne were consistent with the same quarter last year.

Nine months ended September 30, 2006 compared to nine months ended September 30, 2005

The specialty papers business recorded operating earnings of $16.3 million on sales of $684.4 million in the current nine-month period, compared to operating earnings of $15.5 million on sales of $661.7 million for the same period last year. EBITDA for the current nine-month period was $86.4 million, a $2.7 million increase from $83.7 million recorded in the same period last year.

Sales volume of 737,500 tonnes in the current period was 44,600 tonnes, or 6.4%, higher than sales volume of 692,900 tonnes in the same period last year, mostly due to the significant growth of the Company’s uncoated specialty grades.

Average sales revenue in the current period was $928 per tonne, a decrease of $27 per tonne from the $955 per tonne recorded in the same period last year. The stronger Canadian dollar more than offset higher average transaction prices across all grades, customer and grade mix improvements, and a favourable adjustment to allowance for doubtful accounts.

Average cash costs in the current period were $811 per tonne, an improvement of $23 per tonne compared to $834 for the same period last year. Savings from performance improvements, lower maintenance spending, and lower furnish costs more than offset higher energy prices.

2.2 Newsprint

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2006				2005
	Q1	Q2	Q3	YTD	Q1	Q2	Q3	Q4	Total
Sales	$137.2	$135.4	$128.8	$401.4	$133.0	$127.1	$127.1	$141.9	$529.1
EBITDA [1]	19.8	19.3	18.2	57.3	9.9	12.7	14.7	20.8	58.1
EBITDA margin [1,2]	14.4%	14.3%	14.1%	14.3%	7.4%	10.0%	11.6%	14.7%	11.0%
Operating earnings (loss)	(9.9)	7.4	7.5	5.0	(0.9)	1.4	3.4	8.4	12.3

Sales (000 tonnes)	181.1	178.4	169.5	529.0	180.7	169.2	169.9	187.3	707.1
Production (000 tonnes)	183.9	179.6	170.0	533.5	176.7	167.4	167.9	187.5	699.5

Average sales revenue per tonne	$758	$759	$761	$759	$736	$752	$748	$758	$748
Average cash costs per tonne [3]	647	651	653	651	682	677	662	647	666
Newsprint 48.8 gsm, West Coast delivery (US$/tonne) [4]	640	651	658	650	571	589	612	627	600

[1]	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
[2]	EBITDA margin is defined as EBITDA as a percentage of sales.
[3]	Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
[4]	Benchmark selling prices are sourced from RISI.

2.2.1 Segment Overview

Newsprint consumption continued to decline with U.S. consumption down 6.3% through September and North American demand down 5.4% through September due to year-over-year decreases in ad lineage, circulation and average basis weights, and an increase in conservation. Approximately one-quarter of the decline in newsprint consumption was due to a shift to lower basis weights, a shift that the Company views as positive.

Despite the decrease in demand, operating rates remained relatively high due to recent closures, conversions, and idling of North American capacity. Prices for the third quarter improved slightly, primarily driven by cost pressures, a strengthening Canadian dollar and high operating rates through September; however, the US$40 per tonne price increase announced for effect on August 1, was deferred to October 1 and reduced to US$20 per tonne. The outlook for price increases in the fourth quarter is uncertain given the decrease in newsprint consumption. The average newsprint benchmark price in the third quarter was US$658 per tonne, a US$7 per tonne, or 1.1%, increase from the previous quarter. Compared to the same quarter a year ago, the average benchmark price was up US$46 per tonne, or 7.5%.

2.2.2 Operational Performance

Three months ended September 30, 2006 compared to three months ended June 30, 2006

The newsprint business recorded operating earnings of $7.5 million on sales of $128.8 million in the current quarter, compared to operating earnings of $7.4 million on sales of $135.4 million in the previous quarter. EBITDA for the current quarter was $18.2 million, a $1.1 million decrease from $19.3 million recorded in the previous quarter.

Sales volume of 169,500 tonnes in the current quarter was down 8,900 tonnes, or 5.0%, compared to 178,400 tonnes in the previous quarter, with the Company optimizing its swing machine capacity to meet the higher demand for its specialty grades.

Average sales revenue in the current quarter of $761 per tonne was consistent with the previous quarter, with modest price gains offsetting the unfavourable foreign exchange movements.

Average cash costs of $653 per tonne were consistent with the previous quarter.

Three months ended September 30, 2006 compared to three months ended September 30, 2005

The newsprint business recorded operating earnings of $7.5 million on sales of $128.8 million for the current quarter, compared to operating earnings of $3.4 million on sales of $127.1 million for the same quarter last year. Current quarter EBITDA of $18.2 million was up $3.5 million from EBITDA of $14.7 million recorded for the same quarter last year.

Sales volume in the current quarter of 169,500 tonnes was in line with the same quarter last year.

Average sales revenue in the current quarter of $761 per tonne increased slightly from the same quarter last year with higher transaction prices substantially offsetting the impact of the stronger Canadian dollar.

Average cash costs in the current quarter were $653 per tonne, an improvement of $9 per tonne from the same quarter last year. Savings from performance improvements and lower maintenance spending more than offset higher energy and fibre prices.

Nine months ended September 30, 2006 compared to nine months ended September 30, 2005

The newsprint business recorded operating earnings of $5.0 million on sales of $401.4 million for the current nine-month period, compared to operating earnings of $3.9 million on sales of $387.2 million for the same period last year. Current period EBITDA of $57.3 million was up $20.0 million from EBITDA of $37.3 million recorded for the same period last year.

Sales volume in the current period of 529,000 tonnes was up 9,200 tonnes, or 1.8%, compared to 519,800 tonnes in the same period last year, for the most part reflecting productivity improvements.

Average sales revenue in the current period of $759 per tonne, an increase of $14 per tonne from the $745 per tonne recorded in the same period last year, mostly due to higher transaction prices, which outweighed the impact of the stronger Canadian dollar.

Average cash costs in the current period were $651 per tonne, an improvement of $23 per tonne from the $674 per tonne recorded in the same period last year. Savings from performance improvements and lower maintenance spending were the primary factors accounting for the improvement.

2.3 Pulp

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2006				2005
	Q1 [1]	Q2	Q3	YTD	Q1 [1]	Q2 [1]	Q3 [1]	Q4 [1]	Total [1]
Sales	$98.3	$115.6	$112.2	$326.1	$103.6	$100.2	$99.3	$91.2	$394.3
EBITDA [2]	(1.6)	7.4	13.0	18.8	(1.8)	(11.8)	(0.5)	(4.6)	(18.7)
EBITDA margin [2,3]	(1.6%)	6.4%	11.6%	5.8%	(1.7%)	(11.8%)	(0.5%)	(5.0%)	(4.7%)
Operating earnings (loss)	(12.6)	(4.1)	2.6	(14.1)	(12.3)	(23.0)	(11.5)	(15.4)	(62.2)

Sales (000 tonnes)	153.4	171.4	155.9	480.7	150.6	150.3	157.7	144.4	603.0
Production (000 tonnes)	153.1	155.6	162.8	471.5	142.3	141.4	157.1	150.1	590.9

Average sales revenue per tonne	$641	$674	$720	$678	$688	$666	$630	$632	$654
Average cash costs per tonne [4]	652	630	637	639	699	745	633	664	684
NBSK pulp, Northern Europe delivery (US$/tonne) [5]	618	665	710	664	640	613	587	600	611

[1]	Effective January 1, 2006, the Company reclassified kraft paper out of its specialty paper segment into its pulp segment. Prior period comparatives have been reclassified to reflect this change.
[2]	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section for further details.
[3]	EBITDA margin is defined as EBITDA as a percentage of sales.
[4]	Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
[5]	Benchmark selling prices are sourced from RISI.

2.3.1 Segment Overview

Demand for pulp in the quarter was strong. World pulp shipments through September were up 4.7%, and combined with reductions in NBSK pulp supply, following the closure of a number of uncompetitive North American mills, resulted in further market pulp price gains in the quarter. The average Northern Europe NBSK benchmark price was US$710 per tonne, a six-year high, up US$45 per tonne, or 6.8%, versus the second quarter. Compared to the same quarter a year ago, the average benchmark price increased US$123 per tonne, or 21.0%.

Third quarter North American demand for kraft paper increased 3.5% through September as a result of strong box shipments, which were up 2.1% through September year-over-year, and low inventories. White-top linerboard prices remained firm throughout the third quarter, and the average white-top linerboard benchmark price of US$690 per tonne was comparable to the previous quarter.

2.3.2 Operational Performance

Three months ended September 30, 2006 compared to three months ended June 30, 2006

The pulp and kraft paper business recorded operating earnings of $2.6 million on sales of $112.2 million in the current quarter, compared to an operating loss of $4.1 million on sales of $115.6 million in the previous quarter. EBITDA improved by $5.6 million to $13.0 million in the current quarter from EBITDA of $7.4 million in the previous quarter.

Sales volume reached 155,900 tonnes in the current quarter, a decrease of 15,500 tonnes, or 9.0%, from the previous quarter, primarily reflecting the timing of pulp shipments to Asia.

Average sales revenue in the current quarter was $720 per tonne, an increase of $46 per tonne from the previous quarter, with higher pricing, particularly for pulp, more than offsetting the impact of the stronger Canadian dollar.

Average cash costs in the current quarter of $637 per tonne were in line with the previous quarter.

Three months ended September 30, 2006 compared to three months ended September 30, 2005

The pulp and kraft paper business recorded operating earnings of $2.6 million on sales of $112.2 million in the current quarter, compared to an operating loss of $11.5 million on sales of $99.3 million for the same quarter last year. EBITDA of $13.0 million improved $13.5 million from negative EBITDA of $0.5 million recorded for the same quarter last year.

Sales volume of 155,900 tonnes in the current quarter decreased 1,800 tonnes, or 1.1%, compared to sales volume of 157,700 tonnes in the same quarter last year, primarily reflecting the timing of shipments to Asia.

Average sales revenue in the current quarter of $720 per tonne increased $90 per tonne from the same quarter last year, largely due to stronger transaction prices, which more than offset the stronger Canadian dollar.

Average cash costs in the current quarter of $637 per tonne were in line with the same quarter last year.

Nine months ended September 30, 2006 compared to nine months ended September 30, 2005

The pulp and kraft paper business recorded an operating loss of $14.1 million on sales of $326.1 million in the current nine-month period, compared to an operating loss of $46.8 million on sales of $303.1 million for the same nine-month period last year. EBITDA of $18.8 million improved $32.9 million from negative EBITDA of $14.1 million recorded for the same period last year.

Sales volume of 480,700 tonnes in the current period increased 22,100 tonnes, or 4.8%, compared to sales volume of 458,600 tonnes in the same period last year largely due to improved production and a reduction in the amount of kraft pulp used in the paper operations.

Average sales revenue in the current period of $678 per tonne was up $17 per tonne from the $661 per tonne recorded in the same period last year largely due to higher pulp and kraft paper transaction prices, which more than offset the stronger Canadian dollar.

Average cash costs in the current period were $639 per tonne, a decrease of $53 per tonne, or 7.7%, from the $692 per tonne recorded in the same period last year. Savings from performance improvements and lower maintenance spending were the primary factors accounting for the improvement.

3.0 LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2006				2005
	Q1	Q2	Q3	YTD	Q1	Q2	Q3	Q4	TOTAL
Cash provided by operating activities (before changes in non-cash operating working capital)	$43.3	$28.4	$48.6	$120.3	$26.0	$15.4	$17.5	$45.6	$104.5
Changes in non-cash operating working capital	(1.9)	18.2	(23.1)	(6.8)	5.2	16.3	(39.3)	6.3	(11.5)
Cash provided by operating activities	41.4	46.6	25.5	113.5	31.2	31.7	(21.8)	51.9	93.0
Cash flows used by investing activities	(10.6)	(16.8)	(23.1)	(50.5)	(11.0)	(33.7)	(23.4)	(24.9)	(93.0)
Cash flows provided (used) by financing activities	(15.2)	(8.3)	(8.4)	(31.9)	(8.2)	(8.1)	17.3	(27.0)	(26.0)
Capital spending	11.8	17.5	22.9	52.2	11.4	34.5	23.8	25.5	95.2
Amortization [1]	63.2	46.3	45.8	155.3	44.3	44.9	45.1	46.0	180.3
Capital spending as % of amortization	19%	38%	50%	34%	26%	77%	53%	55%	53%
Total debt to total capitalization [2,3]	46%	44%	44%	44%	46%	47%	46%	46%	46%
Net debt to net capitalization [4,5]	46%	43%	43%	43%	45%	47%	46%	46%	46%

[1]	Quarter 1, 2006 amortization expense includes a $17.6 million impairment loss related to the permanent closure of the A3 paper machine.
[2]	Total debt comprises long-term debt, including current portion.
[3]	Total capitalization comprises total debt and shareholders’ equity.
[4]	Net debt comprises total debt, less cash on hand.
[5]	Net capitalization comprises net debt and shareholders’ equity.

The Company’s principal cash requirements are for working capital, capital expenditures and interest payments on the Company’s debt. Cash outflows are funded through operations and where necessary, through the revolving operating facility (the “Facility”). If necessary, liquidity requirements may be funded through the issuance of debt, equity or both. Access to current and alternative sources of financing at competitive cost is dependent upon the Company’s credit ratings and capital market conditions. The Company believes that the cash flow from operations and the Facility will be sufficient to meet the Company’s anticipated capital expenditures and debt repayment obligations in the near and intermediate term.

3.1 Operating Activities

Cash provided by operating activities in the current quarter was $25.5 million, compared to cash provided of $46.6 million in the previous quarter, and cash used of $21.8 million in the same quarter last year. The decrease of $21.1 million from the previous quarter was mainly due to higher working capital requirements including $31.5 million of annual property tax payments more than offsetting the $10.4 million increase in EBITDA. The increase of $47.3 million from the same quarter last year was primarily due to lower working capital requirements, a $14.9 million increase in EBITDA and a lower payment to settle a maturing debt hedge position in the current quarter compared to the same period last year. On a year-to-date basis, cash provided by operating activities totalled $113.5 million, compared to $41.1 million for the same period last year, the increase primarily due to the $55.6 million increase in EBITDA.

3.2 Investing Activities

Cash used for investing activities in the current quarter totalled $23.1 million, which was an increase from cash used of $16.8 million in the previous quarter, and a decrease from cash used of $23.4 million in the same quarter last year. Investing activities are largely comprised of capital spending. Consequently, movements in cash flows are primarily due to changes in capital spending. On a year-to-date basis, cash used for investing activities totalled $50.5 million, compared to $68.1 million for the same period last year.

The current quarter’s capital spending was $22.9 million and was comprised of various small high-return capital projects, including a number of small projects for the purposes of increasing product quality.

Capital expenditures are expected to approximate $90 million for the year.

3.3 Financing Activities

Cash used by financing activities was $8.4 million in the current quarter, compared to cash used of $8.3 million in the previous quarter and cash provided of $17.3 million in the same quarter last year. Cash used for financing activities in the current quarter was consistent with the previous quarter. The primary reason for the change from the same quarter last year was the absence of drawings on the revolving loan. On a year-to-date basis, cash used from financing activities totalled $31.9 million, compared to cash provided of $1.0 million for the same period last year. The increase in cash used was primarily due to the cash provided by the revolving loan in the same period last year.

3.3.1 Debt

As of September 30, 2006, the Company’s $350.0 million Facility was undrawn. After outstanding letters of credit of $22.7 million, $327.3 million was available to be drawn at the end of the quarter. Total long-term debt outstanding as at September 30, 2006, was $822.1 million. The Company’s net debt to net capitalization ratio as at September 30, 2006, was 43%, consistent with the previous quarter.

At September 30, 2006, the Company was in compliance with the covenants under both its Facility and senior notes. The Company’s Consolidated Fixed Charge Coverage Ratio (“CFCC Ratio”) under the senior note indentures calculated on a 12-month trailing average, was 3.0:1 at September 30, 2006.  In the event that the CFCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes.  Also the Company’s restricted payments basket under the senior notes was negative $66 million as at September 30, 2006, (negative $69 million as at December 31, 2005) as a result of the accumulation of losses in recent years.  Under the 8.625% senior notes, the Company is restricted from making certain payments, including the payment of dividends, unless the balance in this basket is positive.

In August 2006, Moody's changed its outlook on the Company’s debt ratings to stable from negative. In September 2006, Moody's supplemented its rating methodology to incorporate "probability of default ratings" for its speculative grade corporate families and "loss given default assessments" on its individual rated debt issues. On the introduction of the enhanced rating methodology, Moody's raised its credit ratings on the Company’s secured revolving operating facility to Ba1 from Ba3 and lowered its credit ratings on the unsecured senior notes to B2 from B1.

3.3.2 Financial Instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues, which are predominately in U.S. dollars, energy costs and long-term debt. In accordance with its financial risk management program, the Company manages its exposure to these risks through the use of financial instruments. The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes. The Company does not enter into financial instruments for speculative purposes.

Revenue Risk Management Instruments

In respect of revenues, the Company uses foreign currency options and forward contracts to sell U.S. dollars. At September 30, 2006, 63% of the options and contracts are designated as hedging instruments and resulting foreign exchange translation gains and losses will be recognized concurrently with the hedged revenue in “Sales”. At period-end exchange rates, the net amount the Company would receive to settle the foreign currency options and forward contracts is $12.9 million, of which $11.6 million is included in “Prepaids and other” (of this amount, $4.5 million has been recognized in “Sales”) and the remaining $1.3 million is not yet recorded in the financial statements. The hedging program increased “Sales” by $3.1 million in the third quarter of 2006.

At September 30, 2006, commodity swap agreements are outstanding to fix the sales price on NBSK pulp for 3,850 metric tonnes within the next 12 months. The fair value of these contracts was $nil at the end of the current quarter.

Long-term Debt Risk Management Instruments

In respect of long-term debt, the Company is party to US$27.0 million in forward foreign exchange contracts to acquire U.S. dollars. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other long-term obligations” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on translation of long-term debt”. At period-end exchange rates, the net amount the Company would pay to settle these contracts is $4.8 million.

Cost Risk Management Instruments

To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company’s oil and gas exposure. The contracts are not designated as hedging instruments for accounting purposes and are reported as “Accounts payable and accrued liabilities” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Cost of sales”. At period-end contract rates, the net amount the Company would pay to settle these contracts is $0.8 million, all of which is included in “Accounts payable and accrued liabilities” and has been recognized in “Cost of sales”.

Interest Rate Swaps

The Company occasionally uses interest rate swap contracts to manage its net exposure to interest rate changes. At September 30, 2006, the Company has pay-floating, receive-fixed interest rate swap contracts for US$100 million, and has designated them as hedging instruments. At period-end swap rates, the net amount the Company would receive to settle these contracts is $0.9 million.

4.0 RELATED PARTY TRANSACTIONS

There were no related party transactions in the current period.

5.0 OFF-BALANCE SHEET ARRANGEMENTS

5.1 Financial Instruments

The Company has ongoing programs with respect to financial instruments, for which the Company has elected to designate some as hedging instruments. The fair value of the following designated hedging instruments are not recorded in the financial statements.

▪	Sales - Foreign currency options and forward contracts having a notional principal of US$356 million with major financial institutions.

▪
Interest Rates - Fixed to floating interest rate swaps having a principal amount of US$100 million with major financial institutions. The Company will receive a fixed rate of 7.375%, and pay a floating rate averaging U.S. six month LIBOR plus 2.0%.

Refer to the financial instruments discussion within the “Liquidity and Capital Resources” section for further discussion of financial instruments.

5.2  Indemnities and Guarantees

The Company has provided certain indemnities with regard to several business dispositions covering potential environmental, tax and employment liabilities. A description of these indemnities and guarantees and their impact on the Company’s results of operations and financial position for the year ended December 31, 2005, can be found on page 52 of the Company’s 2005 Annual Report. These have not changed materially since December 31, 2005.

6.0 CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company enters into certain contractual obligations related to long-term debt, and capital and operating leases. The summary of the Company’s obligations as at December 31, 2005, can be found on page 47 of the 2005 Annual Report. During the quarter, there were no material changes in the contractual obligations that are outside the ordinary course of the Company’s business.

7.0 SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending September 30, 2006.

(In millions of dollars, except where otherwise stated)	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales	$486.0	$469.6	$456.3	$471.9	$450.3	$439.0	$462.7	$477.3
Net earnings (loss)	2.5	42.4	(23.6)	(8.0)	34.2	(30.0)	(21.8)	13.7
Net earnings (loss) per share (in dollars) - basic and diluted	$0.01	$0.20	$(0.11)	$(0.04)	$0.16	$(0.14)	$(0.10)	$0.06

8.0 NON-GAAP MEASURES

The following measure included in this report does not have a standardized meaning under Canadian GAAP.

EBITDA (earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses), as defined, equates to operating earnings (loss) plus amortization. The Company focuses on EBITDA as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes and capital expenditure requirements. As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance. This measure should not be considered by an investor as an alternative to net income, an indicator of the financial performance of the Company or an alternative to cash flows as a measure of liquidity.

As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly-titled measures reported by other companies.

The following table reconciles the Company’s net earnings (loss) to EBITDA:

(In millions of dollars)	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net earnings (loss)	$2.5	$42.4	$(23.6)	$(8.0)	$34.2	$(30.0)	$(21.8)	$13.7
Amortization	45.8	46.3	63.2	46.0	45.1	44.9	44.3	46.4
Foreign exchange (gain) loss on translation of long-term debt	(0.1)	(31.6)	0.4	2.7	(38.4)	7.8	3.2	(31.2)
Other (income) expense, net	0.4	(0.5)	-	(0.9)	0.1	(2.8)	(0.9)	0.9
Interest expense, net	18.4	18.7	18.4	19.1	19.0	19.2	18.4	17.2
Income tax expense (recovery)	(4.4)	(24.4)	(11.4)	(10.6)	(12.4)	(13.8)	(9.8)	(1.7)
Non-controlling interest	0.2	1.5	0.3	-	0.3	0.1	0.2	-
EBITDA	$62.8	$52.4	$47.3	$48.3	$47.9	$25.4	$33.6	$45.3

9.0 CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for doubtful accounts and income taxes based upon currently available information. Actual results could differ from those estimates. The discussion on the accounting policies that require management’s most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 54 to 58 of the 2005 Annual Report. These have not materially changed since December 31, 2005, with the exception of “Impairment of Long-Lived Assets” described below.

In September 2006, the Company strengthened its accounts receivable insurance coverage by purchasing account receivable put options on selected account receivable balances. As a result of adding this form of insurance coverage, the Company has reassessed its allowance for doubtful accounts, and as a result has reduced its allowance for doubtful accounts by $3.3 million to approximately $3.0 million, or 1.2%, of accounts receivable (as at December 31, 2005, approximately $7.0 million, or 3.0%, of accounts receivable).

In March 2006, the Company undertook an operational review of its A3 paper machine and ancillary assets, including certain assumptions around operational configurations. Based on this review, the Company decided to permanently close its A3 paper machine, and in accordance with the Canadian Institute of Chartered Accountants (“CICA”) where defined in CICA Handbook Section 3063, “Impairment of Long-Lived Assets,” the Company determined that the carrying value of the A3 paper machine and ancillary assets was not recoverable. Consequently, the Company recorded an impairment loss of $17.6 million in its newsprint segment to write down the A3 paper machine assets to their estimated fair value. The impairment loss was recorded in amortization expense. The estimated fair value of these assets was based on the present value of the estimated asset proceeds net of dismantling and selling costs. Severance payments are not expected to be significant as a result of the permanent closure of the A3 paper machine, due to severance payments made and workforce restructuring that took place when the A3 paper machine was idled in February 2005.

10.0	CHANGES IN ACCOUNTING POLICIES

The Company has not adopted any new accounting standards or changed any accounting policies in the current period.

11.0 IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In April 2005, the CICA issued the following new accounting standards that impact the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income.

1. Section 1530, “Comprehensive Income” defines and establishes the reporting requirements for comprehensive income.

2. Section 3251, “Equity” replaces Section 3250, “Surplus”, and establishes standards for the presentation of changes in equity.

3. Section 3855, “Financial Instruments - Recognition and Measurement” establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

4. Section 3861, “Financial Instruments - Disclosure and Presentation” replaces Section 3860, “Financial Instruments - Disclosure and Presentation”, and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

5. Section 3865, “Hedges” establishes the standards for when and how hedge accounting may be applied.

The new sections are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently in the process of evaluating the impact of the new accounting standards on the Company’s financial position, results of operations and cash flows.

12.0 RISKS AND UNCERTAINTIES

The Company produces and markets paper and pulp products that are sold globally. The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers. However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties. These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in British Columbia.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships risks have with the Company’s strategic plan. Management provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A discussion of the principal uncertainties to which the Company is subject follows.

Product Prices

The Company’s markets are commodity-based and cyclical in nature. Markets for the Company’s principal products are affected by fluctuations in supply and demand within each cycle, which in turn affects product prices. Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income. The Company’s earnings are sensitive to price changes for its principal products, with the effect of price changes on specialty and newsprint grades being the greatest.

The newsprint market is mature, but the Company believes it remains well positioned to mitigate the impact of this decline, through its ability to switch grades.

Global Competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price. A majority of the Company’s production is directed to markets outside Canada, where Canadian producers generally compete with American, European and Asian producers. Many of the Company’s competitors are larger and have greater financial resources than the Company and some of the mills operated by the Company’s competitors are lower cost producers than the mills the Company operates. To stay competitive, the Company is focused on improving productivity and reducing costs.

International Sales

A significant portion of the Company’s sales are outside Canada and the United States, and therefore the Company faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets and fluctuations in foreign currencies.

Under the terms of a distribution agreement with an affiliate of Norske Skogindustrier ASA, either party on six months notice may terminate the agreement. If the agreement is terminated, the Company will be required to replace the distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

Foreign Exchange

The Company’s profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most sales are denominated. Fluctuations in foreign currencies affect the Company’s competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company’s competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries. The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7.375% and 8.625% senior notes.

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S.-dollar-denominated debt. The Company’s hedging policy for revenues includes 33% to 67% of 0 to 12-month and 0% to 25% for 13 to 24-month U.S. dollar net exposure. The Company considers its U.S. dollar revenues to act largely as a hedge of its U.S.-dollar-denominated debt. The revenue hedge program mitigates the impact of any rapid movements in currency by 40% to 50% over the near term.

Fibre Supply

Since the Company has no significant timber holdings, operations are dependent on the supply of wood fibre from third parties, over half of which is provided by three suppliers. The Company’s fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by suppliers or the Company for market or other reasons. Market related curtailments or shutdowns can be influenced by both seasonal and cyclical factors such as raw material availability, finished goods inventory levels, or interest rates and underlying demand for lumber in key markets.

Long-term contracts with third parties are conducted at market prices or at prices determined under market-based formulas and represent approximately 70% of the Company’s pulp and paper mills’ fibre requirements. The solid wood segment of British Columbia’s forest industry has undergone significant consolidation and downsizing. As a result, there is no assurance that the Company will continue to be able to access fibre at the same levels achieved in the past; therefore, costs may be negatively impacted.

The Company is currently monitoring the impacts of the softwood lumber agreement and the weakening U.S. housing market to determine British Columbia’s lumber producers’ ability to access the U.S. market. As a result, the Company’s cost of wood fibre could be negatively impacted if its wood fibre suppliers are forced to alter their operations such that they are not able to supply wood fibre to the Company at current levels, or from cost effective locations.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre. The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply. Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by the Company’s suppliers are situated. Although the renewal of forest tenures held by the Company’s suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

The Company is also a large consumer of old newspapers and magazines. Ownership of Western Canada’s largest paper recycling facility enables the Company to secure 100% of its recycled fibre needs from the internal recovery network. While the supply remains reliable, the pricing is determined by the market and is subject to variability.

Aboriginal Claims

The Company’s ability to operate its manufacturing facilities may also be affected by aboriginal groups’ claims of aboriginal title and rights. The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations. In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in the Supreme Court of British Columbia. While the Company and other industrial companies have been named as parties in the court proceeding along with the two governments of Canada and British Columbia, counsel for the aboriginal group has advised the Company that the plaintiffs are currently negotiating with two governments and have no intention of proceeding with the action at this time. Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decisions, such as the decision to issue or amend a regulatory permit, may affect aboriginal groups’ rights or title. This duty of consultation and accommodation may affect the Company’s ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits.  In mid-2005 the Government of British Columbia initiated a “new relationship” policy related to Aboriginal interests that recognizes the need to find pre-treaty solutions to advance the consultation process and to reconcile governmental interests and Aboriginal interests.  This new relationship policy is directed, in part, at improving decision-making affecting land and resource use.  It is unclear what, if any, impact the new relationship policy will have on governmental decision making as it affects the Company.

Energy Costs

The Company is a significant consumer of electrical power.

The Company’s electricity supply contracts are provincially regulated, and historically pricing has been very stable.  In November 2004 there was a rate increase of approximately 5%, the first increase in 11 years.  BC Hydro (the “Utility”) has announced an interim rate increase of 4.65%. The new rate, effective July 1, 2006, is subject to regulatory approval in late 2006. A further increase of 0.63% has been proposed, subject to regulatory approval, effective April 1, 2007. The Company believes that the Province’s electricity rates will continue to be low relative to other regions in North America, but going forward the Utility will be requesting rate increases on a more regular basis than in the past should the cost of electricity sources continue to rise.  Consequently, future changes in electricity prices could have a significant impact on the Company’s earnings.

Effective April 1, 2006, the Utility implemented its redesigned rate structure for industrial customers.  The new rate structure has resulted in the Company acquiring 90% of the electricity purchased from the Utility at an annual rate that is lower than the previous regulated rate, and 10% of the electricity at an annual rate that approximates the long-term acquisition costs paid by the Utility for incremental electricity.  The change in rate structure, by design, is not expected to materially impact the Company's total cost of electricity, assuming no change to the Company’s electricity consumption, but it has been designed to motivate industrial customers to reduce their electricity consumption. Consequently, the new rate structure has provided substantial, but yet to be quantified, opportunity for cost reductions.

The majority of the Company’s fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors.

A portion of the Company’s exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply contracts, under a Board-approved energy program. The Company’s energy hedging policy is restricted to 20-70% of the net exposure for oil and gas. In addition, the Company reduces its exposure to fossil fuel prices through the use of lower priced alternatives.

Freight charges and chemical expenses also vary with oil and diesel fuel prices.

Legal Proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, generally related to contract disputes and employment law. As at September 30, 2006, the final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on financial results.

The Company and certain of its affiliates have been named, together with a number of other paper producers, in United States class action lawsuits alleging an ongoing conspiracy to fix prices of magazine and other publication papers. These suits were triggered by a European Commission investigation into possible anti-competitive practices by certain European paper producers. The Company believes there is no merit to the lawsuits but will nevertheless incur related costs to defend itself.

Prior Period Losses

The Company has recorded a net loss in seven of the last 12 quarters. These losses have arisen primarily as a result of the strengthening Canadian dollar. Should market conditions deteriorate to a greater extent, the Company may, over time, need to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

In particular, the Company’s pulp operations, like those of other producers, have recently been under pressure as a result of a relatively strong Canadian dollar and market conditions that do not compensate producers for rising energy costs. While under current market projections the Company expects to operate its pulp facilities, deterioration in market conditions or unplanned capital expenditures may necessitate temporary or permanent curtailment.

Debt

The Company has a significant amount of debt, and the debt agreements contain various restrictive and financial covenants. The Company’s ability to pay interest on, and to satisfy, its debt obligations will depend upon the Company’s future operating performance and its ability to obtain additional debt or equity financing, when necessary. Prevailing economic conditions and financial, business, and other factors beyond the Company’s control may affect its ability to make these payments. In addition, the Company’s debt level may limit its ability to obtain additional financing and increase its vulnerability to interest rate fluctuations. Should the challenging market conditions continue, the Company may, over time, have to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

Environmental Regulation

The Company’s operations are subject to a wide range of general and industry specific environmental laws and regulations related to waste management. The costs of compliance with such laws and regulations can be significant. The Company continually monitors its environmental performance and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

Labour Disruptions

Many of the Company’s suppliers and service providers are unionized. Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

The majority of the Company’s pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada (“CEP”), the Pulp, Paper and Woodworkers of Canada (“PPWC”) or the Canadian Office and Professional Employees Union (“COPE”) unions. Collective agreements with the CEP and PPWC unions expire in April 2008. During the first quarter of 2006, the Company negotiated a new collective agreement with COPE, the smallest of the three unions, that expires April 30, 2012. The Company believes its labour relations are good and does not anticipate labour disruptions in its operations.

13.0	OUTLOOK

The Company is expecting a steady fourth quarter for most of its products in part due to U.S. economic growth, continued performance improvement and solid demand for the Company’s products. In addition, the Company expects to benefit from its strategic geographic location, the flexibility of its product mix, and the reliability of its delivery systems.

The Company believes it is well positioned to achieve its 2006 performance improvement target of $70 million in year-over-year EBITDA improvements. The 2006 performance improvement program will continue to help mitigate the inflationary pressure on most of the Company’s inputs, including any potential pressure on coastal fibre prices due to supply limitations created by the late winter and unseasonably dry summer, and the negative impact of the strong Canadian dollar. In the fourth quarter, the Company will also begin the process of identifying initiatives for its 2007 performance improvement program.

It is too early to determine the impact that the softwood lumber agreement and the weakening U.S. housing market will have on British Columbia’s lumber industry. As a result, the Company will monitor the impact of both and prepare for any potential negative consequences on fibre prices. The Company believes that its fibre prices will continue to be low relative to other areas of North America, but is expecting prices to rise in the near future as a result of increasing market pressures.

For specialty paper products, market conditions are expected to reflect solid seasonal demand in the fourth quarter. Coated mechanical demand is expected to be steady and prices stable over the remainder of the year. Markets for uncoated mechanical paper are expected to remain stable in the fourth quarter. For directory paper, the Company is expecting that demand will continue its positive momentum, and spot prices will remain steady supporting higher contract prices in 2007.

The downward U.S. newsprint consumption trend is expected to continue throughout the remainder of the year due to ongoing decreases in ad lineage, circulation, average basis weights, and an increase in conservation. The US$40 per tonne price increase announced for effect on August 1 has been deferred to October 1 and reduced to US$20 per tonne. The outlook for price increases in the fourth quarter is uncertain given the decrease in newsprint consumption.

The Company is expecting the current strong NBSK market conditions to continue through the end of 2006 due to positive demand and low inventories. A modest Northern Europe NBSK price improvement is expected in the fourth quarter. For kraft paper, the Company is expecting that demand and prices will continue to remain firm in the fourth quarter.

Capital spending will continue to be directed toward high return projects in order to support the Company’s performance improvement program, including approximately $6.5 million related to Powell River Energy Inc. (“PREI”). Capital expenditures are expected to be approximately $90 million for 2006. The Company has spent approximately $52 million at the end of the third quarter and expects to spend approximately $38 million in the fourth quarter.

14.0	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of Directors. The Board of Directors have read and approved this MD&A. Through discussions with management, the Board of Directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

Internal Controls

On March 10, 2006, the Canadian Securities Administrators issued Notice 52-313, “Status of Proposed MI 52-111 Reporting on Internal Control over Financial Reporting and Proposed Amended and Restated MI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Findings,” (“52-313”). 52-313 notified market participants that proposed Multilateral Instrument 52-111, “Reporting on Internal Control over Financial Reporting” will be dropped, and that Multilateral Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Findings,” will be modified to require:

•
Annual CEO and CFO certifications stating that they have evaluated the effectiveness of the issuer’s internal control over financial reporting as of the end of the financial year, and caused the issuer to disclose in its annual management discussion and analysis their conclusions about the effectiveness of internal control over financial reporting as of the end of the financial year based on their evaluations.

•
The issuer will not be required to obtain from its independent auditors an internal control audit opinion concerning management’s assessment of the effectiveness of internal control over financial reporting.

•	These requirements will apply to all reporting issuers, other than investment funds, in all Canadian jurisdictions.

•	The earliest these requirements will apply is in respect of financial years ending on or after December 31, 2007.

As a result of the changes highlighted in 52-313, the Company’s CEO and CFO will be required to certify as to the design of the Company’s internal controls over financial reporting for the fiscal year ended December 31, 2006, and the certification as to the effectiveness of internal controls over financial reporting will be added for the fiscal year ended December 31, 2007.

Section 404 of the United States Sarbanes-Oxley Act, “Management Assessment of Internal Controls,” (“Section 404”) continues to require that management assess and report on the effectiveness of internal controls over financial reporting annually and have the Company’s independent auditor report on management’s assessment of internal controls over financial reporting. The Company is required to comply with Section 404 by the end of its fiscal year ended December 31, 2006. However, on August 9, 2006, the Securities and Exchange Commission proposed that certain foreign private issuers would continue to be required to include management’s report on internal control over financial reporting, but would be granted relief from the auditor attestation requirements until fiscal years ending on or after July 15, 2007. At this time it is unclear if this proposal will be enacted, or what form any final rules might take. Consequently, the Company continues to work toward full compliance with Section 404.

In order to comply with Section 404, the Company has undertaken a project to update and formalize the documentation of its internal controls over financial reporting, and to test the effectiveness of the internal controls over financial reporting upon which management is relying. To this end, the Company has engaged a third party advisor to assist in the project (the “Internal Control Project”).

The Internal Control Project has been ongoing and during the Company’s fiscal period ended September 30, 2006, the Company has been in the process of testing its internal controls over financial reporting.

15.0 OUTSTANDING SHARE DATA

At October 26, 2006, the Company had 214,604,120 common shares issued and outstanding.

Additional information about the Company including the 2005 Annual Information Form is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.